Tel Aviv, November 1, 2010
Our ref: 13803/2001

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioCancell Therapeutics Inc.
Registration Statement on Form S-1, Amendment No. 7
Filed October 29, 2010
File No. 333-162088

Dear Mr. Riedler:

Pursuant to our letter dated October 29, 2010, in respect to the above referenced Registration Statement on Form S-1 filed by BioCancell Therapeutics Inc. (the “Company”), we hereby advise you, on behalf of the Company, that the board of directors of the Company has determined that the range of the offering will be between NIS 35 and NIS 42 per unit (approximately US $9.65 and $11.58, based on the applicable exchange rate as published by the Bank of Israel on November 1, 2010) (the “Range”). Each unit shall consist of ten shares of the Company’s common stock, five Series 3 warrants and five Series 4 warrants.

On November 1, 2010, the closing price of the Company’s shares of common stock on the Tel Aviv Stock Exchange was NIS 3.81 per share (approximately US$1.05, based on the applicable exchange rate as published by the Bank of Israel on October 29, 2010).

Please be advised that the Company may need to adjust the Range prior to its inclusion in the Registration Statement on Form S-1, based, among others, on price fluctuations of the Company’s common shares of stock on the Tel Aviv Stock Exchange and changes in market conditions from the date hereof until such inclusion.

Sincerely,

/s/ Shachar Hadar

Dr. Shachar Hadar, Adv.

cc: Uri Danon, Chief Executive Officer, BioCancell Therapeutics Inc.